Jaws Acquisition Corp.

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

April 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Alan Campbell and Laura Crotty

Re:	Jaws Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 2, 2021
File No. 333-252414

Dear Sir or Madam:

This letter sets forth responses of Jaws Acquisition Corp. (“Jaws”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated April 12, 2021, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-252414) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Jaws’ response to each of the numbered comments immediately below each numbered comment.

In addition, Jaws has revised the Registration Statement in response to the Staff’s comments and Jaws is concurrently filing Amendment No. 3 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of Jaws’ responses correspond to page numbers in the Registration Statement, as so amended (the “Amended Registration Statement”).

Amendment No. 2 to Registration Statement on Form S-4, filed April 2, 2021

Cover Page

1.    Staff’s Comment: We note your response to prior comment 1 and updated disclosure and re-issue in part. Please revise the letter to shareholders to quantify the consideration to be paid in connection with the acquisition. In that regard, we note your disclosure on page 245 indicates that the Seller and its equity holders will receive aggregate consideration with a value equal to $3,522.7 million.

Response: We respectfully acknowledge your comment and have revised the letter to shareholders by adding a paragraph to quantify the consideration to be paid in connection with the acquisition.

Beneficial Ownership of Securities, page 294

2.    Staff’s Comment: Please advise us why Primary Care (ITC) Holdings, LLC does not appear in the post-Business Combination beneficial ownership table.

Response: We respectfully acknowledge your comment and have updated the assumptions to the beneficial ownership disclosure on page 294 to note that Primary Care (ITC) Holdings, LLC intends to distribute to its members, immediately following the completion of the Business Combination, all of its PCIH Common Units and Class B common stock. Additionally, please reference our response to your comment #3 below.

Management of the Company following the Business Combination, page 356

3.    Staff’s Comment: We note your response to prior comment 7 and re-issue. Your disclosure on pages 124-25 indicates that you will be a controlled company following the consummation of the Business Combination. Please revise this section and the Summary, where appropriate, to note that you will be a “controlled company” within the meaning of NYSE listing standards and discuss whether you plan to utilize any of the exemptions available to you.

Response: In light of the anticipated distribution of shares by Primary Care (ITC) Holdings, LLC immediately following the Business Combination, the Company will not qualify as a controlled company following the Business Combination and such distribution. The Company does not intend to take advantage of any of the exemptions available to controlled companies in connection with its corporate governance program. As such, we have removed the risk factor and disclosure noted in your comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely

By:	/s/ Michael Racich
Name: Michael Racich
Title: Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

Chris Wilson
Jocelyn M. Arel
Michael J. Minahan
Goodwin Proctor LLP